UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

February 17, 2021

Date of Report (Date of earliest event reported)

ENERGY TRANSFER LP

(Exact name of Registrant as specified in its charter)

Delaware	1-32740	30-0108820
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

8111 Westchester Drive, Suite 600

Dallas, TX 75225

(Address of principal executive offices)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	ET	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On February 17, 2021, Energy Transfer LP, a Delaware limited partnership (“ET”), issued a press release announcing its entry into a definitive merger agreement to acquire Enable Midstream Partners, LP, a Delaware limited partnership (“Enable”). Under the terms of the merger agreement, Enable’s common unitholders will receive 0.8595 of an ET common unit in exchange for each Enable common unit. In addition, each outstanding Enable Series A preferred unit will be exchanged for 0.0265 of an ET Series G preferred unit, and ET will make a $10 million cash payment for Enable’s general partner. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

ET has posted to its corporate website an investor presentation related to the transactions contemplated by the merger agreement, which is included as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information furnished pursuant to Item 7.01 and the press release and investor presentation attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01	Other Events

To the extent required, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

99.1	Press Release, dated as of February 17, 2021

99.2	Investor Presentation, dated as of February 17, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy Transfer LP

	By:	LE GP, LLC, its general partner
Date: February 17, 2021
/s/ Thomas E. Long
Thomas E. Long
Co-Chief Executive Officer

Exhibit 99.1

Energy Transfer to Acquire Enable Midstream in $7 Billion All-Equity Transaction

•	All-equity, credit-accretive bolt-on acquisition

•	Complementary assets with significant integration opportunities

•	Enhances midstream infrastructure with increased connectivity throughout Mid-Continent and U.S. Gulf Coast

•	Adds investment grade credit profile and diversified asset base anchored by strong customers and fee-based contracts

•	$100 million of operational / cost synergy opportunities expected, excluding additional upside from potential financing and commercial synergies

DALLAS and OKLAHOMA CITY—(BUSINESS WIRE)—Feb. 17, 2021— Energy Transfer LP (NYSE: ET) (“ET” or “Energy Transfer”) and Enable Midstream Partners, LP (NYSE: ENBL) (“Enable”) today announced that they have entered into a definitive merger agreement whereby Energy Transfer will acquire Enable in an all-equity transaction valued at approximately $7.2 billion. Under the terms of the agreement, Enable common unitholders will receive 0.8595 ET common units for each Enable common unit, an exchange ratio that represents an at-the-market transaction, based on the 10-day volume-weighted average price of ET and Enable common units on February 12, 2021. In addition, each outstanding Enable Series A preferred unit will be exchanged for 0.0265 Series G preferred units of Energy Transfer. The transaction will include a $10 million cash payment for Enable’s general partner.

Positive Financial Impact

The transaction furthers Energy Transfer’s deleveraging efforts as it is expected to be immediately accretive to free cash flow post-distributions, have a positive impact on credit metrics and add significant fee-based cash flows from fixed-fee contracts.

The all-equity nature of the transaction allows unitholders of both partnerships to participate in the value creation potential of the combined partnership.

Complementary Assets

Energy Transfer’s acquisition of Enable will increase Energy Transfer’s footprint across multiple regions and provide increased connectivity for Energy Transfer’s natural gas and NGL transportation businesses.

Energy Transfer will significantly strengthen its NGL infrastructure by adding natural gas gathering and processing assets in the Anadarko Basin in Oklahoma and integrate high-quality assets with Energy Transfer’s existing NGL transportation and fractionation assets on the U.S. Gulf Coast. The acquisition will also provide significant gas gathering and processing assets in the Arkoma basin across Oklahoma and Arkansas, as well as the Haynesville Shale in East Texas and North Louisiana.

Enable’s transportation and storage assets enhance Energy Transfer’s access to core markets with consistent sources of demand and bolster its portfolio of customers anchored by large, investment-grade customers with firm, long-term contracts. Energy Transfer will further enhance its connectivity to the global LNG market and the growing global demand for natural gas as the world transitions to cleaner power and fuel sources.

Synergies

The combination of Energy Transfer’s significant infrastructure with Enable’s complementary assets will allow the combined company to pursue additional commercial opportunities and achieve cost savings while enhancing Energy Transfer’s ability to serve customers.

Energy Transfer expects the combined company to generate more than $100 million of annual run-rate cost and efficiency synergies, excluding potential financial and commercial synergies. Potential commercial synergies include significant incremental earnings, which may result from integrating Enable’s Anadarko gathering and processing complex with Energy Transfer’s fractionation assets on the U.S. Gulf Coast.

Timing and Conference Call Information

The transaction has been approved by the Board of Directors of ET and the Conflicts Committee and the Board of Directors of Enable. The two largest unitholders of Enable, OGE Energy Corp. (“OG&E”) and CenterPoint Energy, Inc. (“CNP”), which also control the General Partner of Enable, have entered into support agreements, pursuant to which they have agreed to vote their Enable units in favor of the merger, upon effectiveness of the S-4 Registration Statement with the SEC. These two unitholders own approximately 79.2% of Enable’s outstanding common units. The transaction is expected to close in mid-2021 and is subject to the satisfaction of customary closing conditions, including Hart Scott Rodino Act clearance. Upon closing, Enable unitholders are expected to own approximately 12 percent of Energy Transfer’s outstanding common units.

Energy Transfer will host a conference call February 17 at 4:00 p.m. Central Time / 5:00 p.m. Eastern Time to discuss this transaction along with its fourth quarter and full-year 2020 results. The conference call will be broadcast live via a webcast, which can be accessed through https://www.energytransfer.com/.

Advisors

Citi and RBC Capital Markets acted as financial advisors to Energy Transfer and Latham & Watkins LLP acted as legal counsel. Goldman Sachs & Co. LLC acted as financial advisor to Enable and Vinson & Elkins LLP acted as legal counsel. Intrepid Partners, LLC acted as financial advisor and Richards, Layton & Finger, PA acted as legal counsel to Enable’s conflicts committee.

About Energy Transfer

Energy Transfer LP (NYSE: ET) owns and operates one of the largest and most diversified portfolios of energy assets in the United States, with a strategic footprint in all of the major domestic production basins. ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, NGL and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ET, through its ownership of Energy Transfer Operating, L.P., also owns Lake Charles LNG Company, as well as the general partner interests, the incentive distribution rights and 28.5 million common units of Sunoco LP (NYSE: SUN), and the general partner interests and 46.1 million common units of USA Compression Partners, LP (NYSE: USAC). For more information, visit the Energy Transfer LP website at https://www.energytransfer.com/.

About Enable

Enable (NYSE: ENBL) owns, operates and develops strategically located natural gas and crude oil infrastructure assets. Enable’s assets include approximately 14,000 miles of natural gas, crude oil, condensate and produced water gathering pipelines, approximately 2.6 Bcf/d of natural gas processing capacity, approximately 7,800 miles of interstate pipelines (including Southeast Supply Header, LLC of which Enable owns 50%), approximately 2,200 miles of intrastate pipelines and seven natural gas storage facilities comprising 84.5 billion cubic feet of storage capacity. For more information, visit https://www.enablemidstream.com/.

Forward-Looking Statements

This release includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer and Enable cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate Enable’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and Enable with the SEC, which are available to the public. Energy Transfer and Enable undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by Energy Transfer and Enable with the SEC, may be obtained free of charge at the SEC’s website, at https://www.sec.gov/. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer at the number and address set forth below:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Enable Midstream Partners LP

499 W. Sheridan Ave., Suite 1500

Oklahoma City, OK 73102

No offer or solicitation

This communication relates to a proposed merger (the “Merger”) between Enable and Energy Transfer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Enable, Energy Transfer, and the directors and executive officers of their respective general partners, CNP (and their affiliates), OGE (and their affiliates) may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, and certain of its Quarterly Reports on Form 10-Q Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Contacts

Energy Transfer LP	Enable Midstream Partners
Investors Bill Baerg, Brent Ratliff, Lyndsay Hannah (214) 981-0795 investorrelations@energytransfer.com	Investors Matt Beasley (405) 558-4600

Media Vicki Granado, Lisa Coleman (214) 840-5820 media@energytransfer.com	Media Leigh Ann Williams (405) 553-6947

Energy Transfer Acquisition of Enable Midstream Partners, LP February 17, 2021 Exhibit 99.2

Disclaimer Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may,” or similar expressions help identify forward-looking statements. Energy Transfer LP (“Energy Transfer” or “ET”) and Enable Midstream Partners, LP (“Enable” or “ENBL”) cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate Enable’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and Enable with the Securities and Exchange Commission (the “SEC”), which are available to the public. Energy Transfer and Enable undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by Energy Transfer and Enable with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement / prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer or Enable. Participants in the Solicitation Energy Transfer, Enable and their respective general partners, directors and executive officers, CNP and OGE and their affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Energy Transfer is contained in Energy Transfer’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020. Information regarding the directors and executive officers of Enable is contained in Enable’s Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement / prospectus. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Key Transaction Highlights All-Equity, Credit Accretive Bolt-On Acquisition of Complementary Assets ` Complementary Asset Footprint with Significant Integration Opportunities Acreage Dedication from some of the largest and most active operators in Mid-Con and Ark-La-Tex Basins Diversified Asset Base Anchored by Creditworthy Utilities, LDCs and Producers Meaningful Incremental Free Cash Flow Generated Over Next Three Years Credit-Accretive Pro Forma Profile

Combination benefits all stakeholders through additional scale and integration ENBL’s T&S assets complement ET’s vast interstate and intrastate pipeline system and provide additional coverage in the Mid-Con and Ark-La-Tex regions Substantial gathering and processing footprint in the Mid-Con Basin complements ET’s downstream fractionation and export platform on the Gulf Coast—providing integrated end-to-end midstream solution Adds complementary crude gathering system connected to DAPL ensuring wellhead to market connectivity Attractive growth project, in the Gulf Run pipeline, which provides direct southbound access from Haynesville to premium gas markets secured by ~20-year take-or-pay contract with Golden Pass LNG backed by Qatar Petroleum and ExxonMobil Considerable operational and cost synergy with contiguous asset footprint in the Mid-Con and Ark-La-Tex basins Strategic Rationale Expected $100mm(1) per year of identified synergies excluding potential benefits of financial(2) and commercial synergies $50mm in 2021. YTW on ET notes maturing 2029 of 3.1% vs. YTW on ENBL notes maturing 2029 of 4.3%. https://www.bamsec.com/filing/159176320000085/1?cik=1591763&hl=162377:164526&hl_id=vjl-ajucf

OVERVIEW OF PROPOSED TRANSACTION

Overview of Merger Terms

- Energy Transfer has executed a definitive agreement to acquire Enable in an all-equity transaction, valuing each Enable unit at $5.86 based on the closing price as of 2/12/2021. Each Enable unit will be exchanged for 0.8595 Energy Transfer units
  - Offer represents an at-the-market transaction
  - The merger consideration consists of 100% Energy Transfer common units
  - ET will assume ENBL's senior notes and exchange ENBL's existing 10% Series A preferred units for Energy Transfer 7.125% Series G preferred units
- Total transaction value of approximately $7 billion represents a 6.9x multiple of 2021E run-rate EBITDA[2]
- ET plans to maintain a per-unit distribution of $0.61 annually

Transaction Illustration



ENERGY TRANSFER
(NYSE: ET)
ET Common Units(1)
ENABLE MIDSTREAM PARTNERS
(NYSE: ENBL)
Controlled Subsidiary
Energy Transfer Operating, L.P.
Enable
~14,000 miles of natural gas, crude oil, condensate, and produced water gathering pipelines
15 major processing plants and 7 natural gas storage facilities
Fully-integrated midstream platform with leading Anadarko market position
G&P segment across oil-focused and gas-focused basins

All-equity, at-market, leverage-accretive transaction

1. *$10mm in cash payable to CNP and OG&E in exchange for General Partner.*
2. *Based on market data as of 2/12/2021 and consensus estimates. Includes $100mm of run-rate operational / cost synergies. Firm value not inclusive of NCI.*

5

Complementary Asset Base Drives Value Across Footprint Creates Contiguous Asset Footprint Exposure to significant demand pull gas infrastructure in the Mid-Con ENBL’s substantial gathering and processing footprint in the Mid-Con Basin complements ET’s downstream fractionation and export platform in the Gulf Coast At 1.9bcf/d, ENBL accounts for 28% of the Mid-Con’s processing capacity Gathering & Processing segment expands ET’s geographical reach while adding blue-chip producers to customer portfolio ENBL’s substantial processing capacity in the Anadarko Basin complements ET’s downstream fractionation and export platform in the Gulf Coast Adds complementary crude gathering system connected to DAPL ensuring wellhead to market connectivity Transportation & Storage segment anchored by firm contracts with high quality customers (many of whom are investment grade), providing stability during volatile market environments Interconnected T&S system integrates with G&P complex and connects products to downstream markets in the Mid-Con, Southeast and Gulf Coast regions Acquired T&S assets add significant demand-pull investment grade power / utilities, and industrial customers and further complement ET’s NGL fractionation and LNG assets Mid-Continent Ark-La-Tex Bakken Integration Opportunities Adds complementary crude gathering system connected to DAPL ensuring wellhead to market connectivity Fixed infrastructure removes need for trucking crude from wellhead to DAPL interconnect Pro forma, the combined entity will have ~3.2 bcf/d total processing and treating capacity in the Ark-La-Tex—30+% larger than the next closest peer Enable Gas Transmission’s Perryville Hub connects Northeast, Mid-Con, Barnett and Haynesville supply to demand markets in Midwest, Gulf Coast and Southeast U.S. Haynesville G&P and Gulf Run Pipeline integrate into ET’s vast pipeline system and increase exposure to premium Gulf Coast and global LNG markets

BASIN LEADING POSITION IN MID-CON AND ARK-LA-TEX

Mid-Con Basin G&P System Positioning vs. Peers

Mid-Con Processing Capacity[1]
(bcf/d)



3.3
0.1
3.2
1.9
1.8
1.4
1.1
0.7
0.5
0.5
Anadarko
Arkoma
PF ET
ENBL (3)
ET
ENLC
OKE
DCP
Intensity

Mid-Con Pipeline Miles[1][4]



13,600
3,000
10,600
11,700
3,000
8,700
8,900
4,150
2,248
1,965
1,900
PF ET
ENBL
TRGP
KMI
WNB
ENLC
ET

Enable has 28% of SCOOP/STACK processing capacity but processes 38% of SCOOP/STACK wet gas production[2]

Processing Capacity: 6.7 bcf/d



ENBL
28%
ET
21%
Public HY
28%
Private
21%
Public IG
51%

Ability to capture additional processing volumes as contracts roll off with subscale processors

Ark-La-Tex Basin G&P System Positioning vs. Peers

Processing and Treating Capacity
(bcf/d)



3.2
2.4
1.8
1.8
1.8
1.4
0.8
PF ET
KMI
WMB
ENBL
ENLC
ET
EPD

Source: Wall street research and company public disclosure.
(1) Includes assets in the SCOOP, STACK, Woodford Shale and Arkoma; processing capacity excludes Wildcat, which is 0.4 BCF/s of rich gas takeaway with contracted processing capacity at Energy Transfer's Godley Plant in Johnson County, TX.
(2) Based on 2020E SCOOP/STACK wet gas production of 4.8 bcf/d.
(3) Includes processing capacity in the Hugoton Basin, Texas Panhandle, and the STACK in central Oklahoma in addition to the Anadarko Basin.
(4) TRGP pipeline miles include Golden Trend, SCOOP, STACK and Woodford Shale; KMI pipeline miles include Hunton Dewatering, Woodford Shale, Anadarko, Mississippi Line, Arkoma and STACK; WMB pipeline miles include Mississippi Lime, Granite Wash, Colony Wash and Arkoma; ENLC pipeline miles include Central Oklahoma and Northridge gathering system; ET pipeline miles include the Hugoton gathering system in Kansas and Oklahoma

7

Immediately improves Debt / EBITDA à Equivalent to $600-700mm follow-on equity raise [check math, going off Dylan’s comment on call] with the added benefit of synergies vvv vvv Scale and diversity of cash flows enhance credit profile https://www.bamsec.com/filing/159176320000085/1?cik=1591763&hl=162377:164526&hl_id=vjl-ajucf Adds nearly $1bn of additional annual EBITDA through midstream systems with connectivity to ET’s existing complex Pro forma ET maintains predominantly fee-based cash flow profile (~95% of EBITDA) The transaction increases scale in key basins while adding hundreds of customers and strengthening contract portfolio of fixed-fee agreements with investment grade counterparties T&S assets add significant demand-pull investment grade power / utilities, industrial customers and a highly contracted LNG project Haynesville G&P and Gulf Run Pipeline increase ET’s exposure to global LNG market Immediately improves debt / EBITDA Meaningful incremental free cash flow post-distribution expected in 2021 and over next 3 years All-equity, at-market, bolt-on acquisition Diverse Cash Flows Credit Impacts from Transaction v All-Equity Transaction ENBL Preferred Exchanged to Series G Free Cash Flow Accretive

Large, Diverse and High-Quality Customer base https://www.bamsec.com/filing/159176320000085/1?cik=1591763&hl=162377:164526&hl_id=vjl-ajucf Enable’s revenues are strengthened by a diverse, high-quality customer base, including many investment-grade or affiliates of investment-grade companies Many Enable customers use them for multiple midstream services across both G&P and T&S Loyal customer base through exemplary customer services and reliable project execution Top Enable Customers Source: Bloomberg and Enverus. Note: Standard and Poor’s, Moody’s and Fitch ratings from Bloomberg as of 2/12/2020. Investment grade rated indicates that the company has an investment-grade rating from at least two of Standard and Poor’s, Moody’s or Fitch. 1. Average Continental rig count in Anadarko and average total Anadarko rig counts. Continental – Anadarko Basin Champion Ability to shift drilling between both crude and gas focused wells – ENBL has contracts for both The vast majority of Continental’s acreage position in the Anadarko Basin is dedicated to Enable Continental Has Consistently Favored the Anadarko Continental is the Most Active Customer in the Anadarko(1) MIDCONTINENT EXPRESS PIPELINE LLC Investment Grade Investment Grade Investment Grade Investment Grade Investment Grade Investment Grade Investment Grade Investment Grade

ET & ENBL Complementary assets Gather ~13 million mmbtu/d of gas & 635 mbbls/d of NGLs produced Transport ~22.6 million mmbtu/d of natural gas via inter & intrastate pipelines Fractionate ~877 mbbls/d of NGLs at Mont Belvieu Capable of exporting ~900 thousand bbls/d of crude oil and 1 million+ bbls/d of NGLs + 10,100 miles of Interstate / Intrastate pipelines(2) ~14,000 miles of natural gas, crude oil, condensate, and produced water gathering pipelines(1) Transport ~3.6 million bbls/d of crude oil Note: As of 9/30/2020. 14.5 mbbl/d fractionation capacity in the Ark-La-Tex Gather 4.1 million mmbtu/d of gas and 138 mbbls/d of crude/condensate volumes 133 mbbls/d of NGLs Produced 5.7 million mmbtu/d firm throughput

Successful acquisition track record TUFCO 2004 HPL Houston Pipeline Co. 2005 2006 2011 2012 2012 2012 2014 2015 2017 2016 ET Management has a proven track record of successfully integrating acquisitions Knowledge of respective assets and businesses facilitates integrations of: Operations Commercial Risk Management Finance / Accounting Information Technology Integration plan expected to be substantially complete by the time transaction closes 2019

Transaction Timeline February 2021 Q1 and Q2 2021 Sign Agreement Announce Transaction Begin drafting consent solicitation statement / S-4 registration statement Begin regulatory approval process Consent solicitation statement / S-4 registration statement declared effective by the SEC and file definitive consent solicitation statement with the SEC Mid-Year 2021 Transaction close